UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 0-30614

OROMIN EXPLORATIONS LTD.

(Translation of registrant’s name into English)

Suite 2000, 1055 West Hastings St.

Vancouver, B.C.

Canada V6E 2E9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On September 3, 2013, Oromin Explorations Ltd. filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) Notice of Special Meeting and Management Proxy Circular; (ii) Letter of Transmittal and (iii) Amending Agreement, dated as of August 29, 2013, between Oromin Explorations Ltd. and Teranga Gold Corporation.  Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•              Exhibit 99.1 — Notice of Special Meeting and Management Proxy Circular

•              Exhibit 99.2 — Letter of Transmittal

•              Exhibit 99.3 — Amending Agreement, dated as of August 29, 2013, between Oromin Explorations Ltd. and Teranga Gold Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

By:	/s/ David Savarie
Name:	David Savarie
Title:	Corporate Secretary

Date: September 3, 2013

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Special Meeting and Management Proxy Circular
99.2	Letter of Transmittal
99.3	Amending Agreement, dated as of August 29, 2013, between Oromin Explorations Ltd. and Teranga Gold Corporation